Exhibit 99.1

Compugen Reports Second Quarter 2021 Results

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Compugen is the only company evaluating a potential synergistic triple blockade of PVRIG, TIGIT and PD-1 in the clinic, a comprehensive evaluation of the DNAM axis and a key differentiator in the TIGIT space

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Updated data from first in class anti-PVRIG, COM701 Phase 1 monotherapy and in combination with Opdivo®, presented at ASCO 2021 show durable responses and disease control in patients who exhausted all prior treatment options as well as preliminary pharmacodynamic biomarker data supporting COM701 potential immune mediated mechanism of action

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Strong execution with initiation of three clinical studies including Phase 1b cohort expansion of COM701 with Opdivo®, Phase 1 combination of COM902 and COM701, and Phase 1/2 triple combination cohort expansion of COM701 in combination with Opdivo® and Bristol Myers Squibb anti-TIGIT, BMS-986207

•	Milestone rich 2021, including initial data from ongoing COM701 triple combination dose escalation study and COM902 monotherapy dose escalation study both on track for Q4 2021

HOLON, ISRAEL – July 28, 2021 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today reported financial results for the second quarter ended June 30, 2021.

“Our continued execution in the clinic, which includes the recent initiation of three clinical studies, further strengthens Compugen’s leadership position in the DNAM axis space,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “These new studies expand our comprehensive evaluation of the DNAM axis and leave us uniquely positioned as the only company, in a clinical setting, evaluating anti-PVRIG, anti-TIGIT and anti-PD-1 combinations, which is our key differentiator in the TIGIT space. We expect the remainder of the year to include data readouts from our triple combination study in collaboration with Bristol Myers Squibb and COM902 monotherapy study, which we expect to expand the foundation of our clinical data generated to date."

Dr. Cohen-Dayag continued, “The updated data from our COM701 Phase 1 combination and monotherapy studies presented at ASCO support our continued excitement in our science and potential benefit it may bring to patients, showing durable responses and disease control in patients not eligible for or typically not responding to checkpoint inhibitors including those with prior progression. In addition, we shared our first preliminary pharmacodynamic biomarker data indicating that treatment with COM701 leads to immune activation and has the potential to drive anti-tumor activity in non-inflamed tumors as evidenced by activity in selected PD-L1 low, PVRL2 positive patients. Our combination strategy around our wholly owned assets targeting PVRIG and TIGIT give us a strong first mover advantage, and we look forward to continued progress through 2021 as we work to elucidate the potential of the DNAM axis pathways in immunotherapy.”

Recent and Second Quarter 2021 Corporate Highlights

•	Presented updated data from the COM701 monotherapy and combination with Opdivo® (nivolumab) studies at the ASCO 2021 Annual Meeting including:
o	Durable responses beyond one year, including one complete response, in tumor types typically unresponsive to checkpoint inhibitors
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Preliminary biomarker data reveal immune activation evidenced by a trend of increased proliferation of peripheral immune cells and IFNγ.  IFNγ increased with increasing doses of COM701, suggesting the observed activity is likely derived from the combination treatment and not Opdivo® alone

o	Preliminary anti-tumor activity in PD-L1 low, PVRL2 positive patients, with non-inflamed tumor microenvironment/immune desert phenotype
•	Dosed the first patient in the Phase 1b cohort expansion study of COM701 in combination with Opdivo® in patients with ovarian, breast, endometrial and microsatellite-stable colorectal cancers
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Dosed the first patient in the Phase 1 dual combination study of COM902 and COM701 in patients with advanced malignancies, the first clinical study of dual blockade of TIGIT and PVRIG independent of anti-PD-1

•	Dosed the first patient in the Phase 1/2 triple combination cohort expansion of COM701 with Opdivo® and Bristol Myers Squibb’s anti-TIGIT antibody, BMS-986207
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Presented research at the Society for Immunotherapy of Cancer (SITC) Targets for Cancer Immunotherapy: A Deep Dive Seminar Series, supporting PVRIG as a novel and differentiated checkpoint in the DNAM axis

Financial Results

R&D expenses for the second quarter ended June 30, 2021, were $6.8 million compared with $4.4 million for the comparable period in 2020.  The increase in R&D expenses reflects the strong execution and expansion of the Phase 1 clinical programs.

General and administrative expenses for the second quarter ended June 30, 2021, were $2.7 million compared with $2.1 million for the comparable period in 2020. The increase in expenses is attributed mainly to corporate related expenses.

Net loss for the second quarter of 2021 was $9.5 million, or $0.11 per basic and diluted share, compared with a net loss of $6.2 million, or $0.08 per basic and diluted share, in the comparable period of 2020.

As of June 30, 2021, cash, cash related accounts, short-term and long-term bank deposits totaled approximately $111 million, compared with approximately $124 million on December 31, 2020. The Company has no debt.

Conference Call and Webcast Information
The Company will hold a conference call today, July 28, 2021, at 8:30 AM ET to review its second quarter 2021 results. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Compugen’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 single, dual, and triple combination studies. In addition, COM902, Compugen’s antibody targeting TIGIT, is in a Phase 1 clinical study. Compugen’s therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Opdivo® is a registered trademark of Bristol Myers Squibb.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to our expectations regarding the timing and readouts of data from our escalation, triple combination and monotherapy studies and our expectation that such readouts from the triple combination and monotherapy studies would expand the foundation of clinical data generated to date with COM701, statements to the effect that treatment with COM701 leads to immune activation and has the potential to drive anti-tumor activity in non-inflamed tumors, statements that preliminary biomarker data reveal immune activation suggesting the observed activity is derived from the combination treatment of COM701 together with Opdivo® and not Opdivo® alone and statements that suggest that COM701 may drive anti-tumor activity also in non-inflamed tumors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may continue to negatively impact the global economy and may also adversely affect Compugen’s business; clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical studies for any specific product, or may not be able to conduct or complete its studies on the timelines it expects; Compugen relies and expects to continue to rely on third parties to conduct its clinical studies and these third parties may not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and Compugen may experience significant delays in the conduct of its clinical studies as well as significant increased expenditures; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, PhD
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended,
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Unaudited

Operating expenses
Research and development expenses	6,797	4,447	14,123	9,159
Marketing and business development expenses	241	204	465	414
General and administrative expenses	2,659	2,131	5,373	4,607
Total operating expenses	9,697	6,782	19,961	14,180
Financial and other income, net	200	536	559	806
Loss before taxes on income	(9,497)	(6,246)	(19,402)	(13,374)
Taxes on income	-	-	-	-
Net loss	(9,497)	(6,246)	(19,402)	(13,374)

Basic and diluted net loss per ordinary share	(0.11)	(0.08)	(0.23)	(0.18)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	83,799,634	81,273,240	83,739,983	75,774,881

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30,	December 31,
	2021	2020
	Unaudited

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	111,092	124,432
Trade receivables		2,000
Other accounts receivable and prepaid expenses	2,662	2,658
Total current assets	113,754	129,090

Non-current assets
Long-term prepaid expenses	1,906	1,880
Severance pay fund	3,017	2,863
Operating lease right to use asset	2,415	2,772
Property and equipment, net	1,724	1,711
Total non-current assets	9,062	9,226

Total assets	122,816	138,316

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	10,484	9,216
Current maturity of operating lease liability	706	639
Short-term deferred participation in R&D expenses	660	668
Total current liabilities	11,850	10,523

Non-current liabilities
Long-term deferred participation in R&D expenses	1,798	1,968
Long-term operating lease liability	2,141	2,527
Accrued severance pay	3,606	3,516
Total non-current liabilities	7,545	8,011

Total shareholders' equity	103,421	119,782

Total liabilities and shareholders' equity	122,816	138,316